Management’s Discussion and Analysis

for the three and nine months ended September 30, 2013

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
overview of Q3 2013	4
Q3 Operating Performance	6
2013 Operating outlook	15
Overview of Q3 Financial Results	16
Investments and Investment Income	22
General and Administrative Expense	23
Exploration and Project Development	23
Capital Resources	24
Financial Instruments	25
Contractual Commitments and Contingencies	27
Alternative Performance (non-gaap) Measures	27
Risks and Uncertainties	31
Significant Judgements and Key Sources of Estimation Uncertaity in the Application of Accounting Policies	35
Subsequent events	37
Disclosure Controls and Procedures	37

Management’s Discussion and Analysis of Financial Condition and Results of Operations

November 13, 2013

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2012 and the interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2013 and 2012 and the related notes contained therein. All amounts in this MD&A and in the interim consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2012. This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Mexico, Peru, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange (“NASDAQ”) in New York (Symbol: PAAS).

Pan American Silver Corp.	3

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge and experience that allows the Company to confidently advance early stage projects through construction and into operation.

overview of Q3 2013

•	Silver and Gold Production

Silver production was 6.7 million ounces in Q3 2013, an increase of 7% over the 6.3 million ounces produced in the same period of 2012, while gold production was a Company record 41,553 ounces, 48% above Q3 2012 production. The increases in precious metal production were mainly attributable to operational improvements at the Dolores mine in Mexico, our Peruvian mines, and at San Vicente in Bolivia. At Dolores, increased volumes of higher grade ore were stacked, which led to both higher silver and gold production while at Huaron and Morococha, continued improvements were achieved in throughput rates, silver grades processed and recoveries. Gold grades at Manantial Espejo climbed significantly, contributing to the record quarterly gold production for the Company.

•	Mine Operating Earnings

Pan American achieved mine operating earnings of $33.9 million in the current quarter compared to $65.4 million achieved in Q3 2012. The lower mine operating earnings were due mainly to a significant decline in precious metal prices. Compared to mine operating earnings in Q2 2013 of $3.8 million, mine operating earnings in Q3 2013 jumped as the Company responded to the metal price downturn through cost reduction initiatives and operational strategies.

•	Earnings and Adjusted Earnings (1)

Net earnings for the quarter of $14.2 million were recorded compared to net earnings of $22.6 million in Q3 2012. Driven by the sharply lower metal prices, Adjusted Earnings in Q3 2013 were $12.2 million or $0.08 per share, compared to Q3 2012 Adjusted Earnings of $37.3 million or $0.25 per share, as shown in the following Q3 table:

Pan American Silver Corp.	4

	Three months ended September 30,		Nine months ended September 30,
Adjusted (Loss) Earnings Reconciliation	2013	2012	2013	2012
Net earnings (loss) for the period	$14,236	$22,608	$(152,783)	$109,890
Adjust derivative (gain) loss	(1,333)	13,950	(15,466)	(9,956)
Adjust impairment of mineral property	-	-	203,443	-
Adjust unrealized foreign exchange (gains) losses	(7,830)	(2,943)	(266)	6,708
Adjust unrealized loss (gain) on commodity contracts	388	522	(235)	9
Adjust loss on silver and gold forward contracts	6,254	-	6,254	-
Adjust severance expense	617	-	617	-
Adjust (gain) loss on sale of assets	(135)	3,122	(8,099)	(8,186)
Adjust acquisition costs	-	-	-	16,162
Adjust for effect of taxes on reconciling items	43	-	1,338	-
Adjusted earnings for the period	$12,240	$37,259	$34,803 (2)	$114,627
Basic weighted average shares outstanding	151,411	152,260	151,525	137,039
Basic adjusted EPS	$0.08	$0.25	$0.23	$0.84
(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for further discussion of this measure.

(2)	In Q2 2013, the Company added back $13.2 million of net realizable value of inventory write-downs applicable to certain dore and stockpiles. As the dore was sold in the normal course of business and a partial reversal of the stockpile was recognized in Q3 2013, the Company no longer presents this item as an adjusting item.

•	Operating Cash Flow, Working Capital Position, and Dividends

Cash flow from operations was $40.7 million and the Company ended the quarter with a cash and short term investment balance of $421.0 million and a working capital position of $699.3 million, as compared to $440.2 million and $701.1 million, respectively, at June 30, 2013. Pan American paid a cash dividend of $18.9 million or $0.125 per common share to its shareholders of record as of the close of business on August 26, 2013 and declared the next quarterly dividend on November 13, 2013 of $0.125 per common share to shareholders of record as of the close of business on November 25, 2013, to be paid in early December. These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

•	Elimination of outstanding silver and gold hedges

On September 10, 2013, the Company announced its intention to close out its precious metal hedge positions through accelerated physical metal delivery and straight repurchase. The Company previously announced that it had entered into forward contracts for 5.3 million ounces of silver and 24,000 ounces of gold, at average prices of $20.43 per ounce of silver and $1,323 per ounce of gold, with maturities spread relatively equally between August 2013 and July 2014. At the date of this MD&A, only 0.3 million ounces of silver remained unsettled, which the Company expects to satisfy during November 2013. The total loss incurred in Q3 2013 as a result of the silver and gold hedge positions was $6.3 million.

Pan American Silver Corp.	5

Q3 Operating Performance

The following table reflects consolidated metal production and realized prices achieved in each respective period:

	Quantities of Metal Produced		Realized Metal Prices		Quantities of Metal Produced		Realized Metal Prices
	Three months ended September 30,				Nine months ended September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
Silver – in ounces	6,695,229	6,278,728	$20.52	$29.27	19,159,426	18,181,133	$24.31	$30.55
Gold – in ounces	41,555	28,162	$1,319	$1,638	103,588	79,902	$1,443	$1,650
Zinc – in tonnes(1)	10,569	8,502	$1,862	$1,871	30,871	27,963	$1,907	$1,950
Lead – in tonnes(1)	3,381	2,671	$2,100	$1,924	10,034	9,461	$2,140	$2,019
Copper – in tonnes(1)	1,537	1,009	$7,146	$7,181	3,856	3,026	$7,377	$7,800

(1)	Metal price stated as cash settlement per tonne.

Pan American produced 6.7 million ounces of silver in Q3 2013, which was 7% higher than the 6.3 million ounces produced in Q3 2012. Significant increases in silver production were recorded at Dolores, Huaron, Morococha and San Vicente. These improvements in silver production were partially offset by decreases in silver production at Manantial Espejo and La Colorada.

Consolidated production of gold was 41,555 ounces compared to 28,162 ounces produced in the comparable period of 2012. The 48% increase in gold production was mainly due to significantly higher gold grades at Manantial Espejo and Dolores.

Base metal production also increased significantly over the comparable period of 2012 with consolidated increases of 24%, 27%, and 52% in zinc, lead and copper production, respectively. These increases in base metal production were achieved by throughput, grade and recovery increases at the Company’s Peruvian operations as well as throughput increases at La Colorada and higher throughput and grades at San Vicente.

Cash Costs per Ounce of Silver, net of by-product credits (1)

Consolidated cash costs per ounce of silver, net of by-product credits for Q3 2013 and the nine months ended September 30, 2013 fell sharply to $10.40 and $11.25, respectively, compared to $13.87 and $12.14 per ounce for the corresponding periods of 2012. Increased silver production helped reduce consolidated cash costs with further improvements coming from the ongoing cost control measures and optimized mining operations, from decreased royalty payments linked to lower realized metal prices, and from the effect of the depreciating Argentine currency on the Company’s operating costs at Manantial Espejo. Higher by-product credits were also realized in the three and nine months of 2013 due to higher by-product production which more than offset lower realized prices for gold and the Company’s base metals.

(1)	Any reference to “cash costs” in this MD&A is defined as cash costs net of by-product credits. Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.

Pan American Silver Corp.	6

All-In Sustaining Costs per Silver Ounce Sold

The Company has adopted the reporting of All-In Sustaining Costs per Silver Ounce sold (“AISCSOS”) as a non-GAAP measure of a silver mining company’s consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow.

Pan American has utilized an adapted version of the framework approved by The World Gold Council (“WGC”) in calculating our AISCSOS. In June 2013, WGC’s Board approved the “all-in sustaining cash-cost non-GAAP measure” as a measure to increase visibility for investors by better defining the total costs associated with producing gold. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

Other companies may calculate these measures differently as a result of differences in the underlying accounting principles and policies applied. Differences may also arise because of different definitions of sustaining versus development capital activities based upon each company’s internal policy. Additionally, use of current sustaining capital in the calculation of this metric instead of depreciation and amortization expense has the inherent limitation of permanently by-passing expansion capital from the cost of ounces sold. The Company continues to monitor developments of this metric in the industry and may adopt changes in its presentation in future periods if it proves appropriate to do so.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	7

		Three months ended Sept. 30,		Nine months ended Sept. 30,
		2013	2012	2013	2012
Production costs		$129,959	$141,977	$394,390	$358,509
Royalties		$7,668	$14,161	$20,889	$29,384
Smelting, refining and transportation charges(1)		$27,334	$25,571	$69,850	$72,537
Less by-product credits(1)		$(89,313)	$(76,742)	$(246,113)	$(214,036)
Cash cost of sales net of by- products		$75,648	$104,968	$239,016	$246,395

Sustaining capital(2)		$29,543	$33,808	$88,944	$68,810
Exploration		$2,622	$8,193	$14,485	$26,341
Reclamation cost accretion		$759	$710	$2,273	$2,344
General & administrative expense		$3,939	$4,591	$14,377	$16,152
All-in sustaining costs	A	$112,511	$152,270	$359,095	$360,042
Payable ounces sold	B	6,920,757	6,273,353	19,042,012	17,358,691
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$16.26	$24.27	$18.86	$20.74
(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Non – GAAP measure: please refer to section Alternative Performance (Non-GAAP) Measures for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.

Results of Operations and Review

	Silver Production (ounces ‘000s)				Cash Costs, net of by-product credits(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
La Colorada	1,055,784	1,110,333	3,320,183	3,334,508	10.19	9.93	9.89	8.68
Alamo Dorado	1,251,943	1,265,152	3,840,137	3,807,323	6.76	5.87	7.01	5.20
Dolores	996,564	798,810	2,580,079	1,722,737	5.70	6.68	5.22	4.20
Huaron	872,237	734,941	2,418,417	2,156,517	12.85	19.88	15.21	16.03
Morococha(2)	675,068	543,842	1,754,086	1,531,966	15.89	25.66	19.59	22.58
San Vicente(3)	1,061,478	967,521	2,973,638	2,754,993	13.14	18.59	15.84	18.59
Manantial Espejo	782,155	858,127	2,272,885	2,597,954	12.55	21.61	12.43	15.27
Consolidated Total(4)	6,695,229	6,278,728	19,159,426	18,181,133	10.40	13.87	11.25	12.14
(1)	Cash costs per ounce is a non-GAAP measurement. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of this measure to our cost of sales.
(2)	Morococha data represents Pan American's 92.2% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not foot due to rounding.

Pan American Silver Corp.	8

•	La Colorada Mine
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tonnes milled	113,714	104,764	330,998	313,195
Average silver grade – grams per tonne	325	374	347	372
Average silver recovery - %	89.0	89.3	89.9	89.4
Silver(1) – ounces	1,055,784	1,110,333	3,320,183	3,334,508
Gold – ounces	600	655	1,897	2,841
Zinc – tonnes	1,420	1,331	4,900	4,088
Lead – tonnes	730	661	2,455	2,041

Payable ounces of silver	1,010,525	1,059,895	3,173,453	3,171,949

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$10.19	$9.93	$9.89	$8.68
Total cost per ounce net of by-products(2)	$12.04	$11.32	$11.71	$9.97

Capital Expenditures - thousands	$1,252	$4,226	$11,234	$13,011
(1)	Reported metal figures in the tables in this section are quantities of metal produced.
(2)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the La Colorada mine in Q3 2013 was 1.1 million ounces, down 5% from the comparable quarter last year resulting from lower grades but partially offset by higher throughput.

In Q3 2013, cash costs were in line with the same period last year. Higher costs associated with increased throughput and a strengthened Mexican peso by approximately 3% was offset by operational cost savings. By-product credits remained steady as increased base metal production was offset by lower gold production as well as lower realized zinc and gold prices.

Capital expenditures at La Colorada during Q3 2013 totalled $1.3 million. The capital was mainly spent on exploration, underground development, and equipment replacements.

Pan American Silver Corp.	9

•	Alamo Dorado Mine
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tonnes milled	461,194	414,389	1,330,313	1,268,397
Average silver grade – grams per tonne	95	116	103	112
Average gold grade – grams per tonne	0.42	0.40	0.35	0.39
Average silver recovery - %	89.1	87.2	88.1	85.0
Silver(1) – ounces	1,251,943	1,265,152	3,840,137	3,807,323
Gold – ounces	4,588	4,367	11,657	13,402
Copper – tonnes	28	21	74	69

Payable ounces of silver	1,242,774	1,261,298	3,814,314	3,794,507

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$6.76	$5.87	$7.01	$5.20
Total cost per ounce net of by-products(1)	$10.43	$8.85	$10.71	$8.08

Capital Expenditures - thousands	$2,282	$2,086	$7,079	$6,531
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado continued to be the Company’s largest silver producer in Q3 2013, producing 1.3 million ounces of silver, which was similar to one year ago, with increased throughputs and recovery offset by lower silver head grade.

Cash costs for Q3 2013 were $6.76 per ounce, an increase of 15% from $5.87 per ounce a year ago primarily due to decreased by-product credits on account of lower gold prices. Additionally impacting cash costs were the variable costs of more tonnes milled to offset lower silver grades and the impacts from a strengthened local currency by approximately 3%, quarter over quarter. However, these factors were largely offset by cost initiatives which reduced the cost per tonne milled by 11% from the comparable quarter of 2012.

Capital expenditures at Alamo Dorado during Q3 2013 totalled $2.3 million primarily for the pre-stripping of the phase II pit expansion.

Pan American Silver Corp.	10

•	Dolores Mine
	Three months ended September 30,		Nine months ended September 30,	Six months ended September 30,
	2013	2012	2013	2012
Tonnes milled	1,433,050	1,424,612	4,128,698	2,838,089
Average silver grade – grams per tonne	54	39	48	39
Average gold grade – grams per tonne	0.52	0.37	0.47	0.42
Average silver recovery - %	40.2	46.4	40.2	47.2
Average gold recovery - %	90.1	75.5	79.9	74.9
Silver(1) – ounces	996,564	798,810	2,580,079	1,722,737
Gold – ounces	21,641	13,509	49,626	28,779

Payable ounces of silver	994,072	796,813	2,573,629	1,718,431

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$5.70	$6.68	$5.22	$4.20
Total cost per ounce net of by-products(1)	$19.37	$23.95	$18.89	$20.15

Capital Expenditures(2) - thousands	$13,538	$9,880	$28,314	$15,042
*	The Dolores Mine was acquired with effect from April 1, 2012 and therefore the operations under Pan American’s ownership as only for the six months ended September 30, 2012.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Sustaining capital expenditures excluding $12,387, $5,819, $39,214 and $10,017 for the periods presented, respectively, in capital incurred on the leach pad projects and other expansion projects as discussed separately below.

The Dolores mine produced 1.0 million ounces of silver and 21,641 ounces of gold, significantly higher than production in the comparable period of 2012 by 25% and 60%, respectively. The production increases were a result of mining in higher grade zones of both silver and gold. Cash costs for Q3 2013 were $5.70 per ounce of silver, down from $6.68 per ounce a year ago. Cash costs in Q3 2013 benefited from higher gold credits partially offset by higher mining costs incurred on account of higher diesel fuel consumption with longer hauls pending completion of a by-pass haul road, temporary rental equipment costs necessary to assist final loading of leach pad 2, greater equipment repairs, higher cyanide consumptions to maintain leach concentrations during the heavy rains, and the strengthened local currency.

Sustaining capital expenditures at Dolores during Q3 2013 totalled $13.5 million, of which $5.2 million was spent on pre-stripping, $1.0 million on exploration, $2.1 million spent on equipment replacements and rebuilds and the balance on various plant equipment, camp and infrastructure projects. In addition, $10.6 million was spent on the leach pad expansion projects and $1.8 million on other expansion projects.

With the completion of the leach pad 2 expansion in early June 2013, efficient stacking and leaching was conducted in the Q3 2013 and is anticipated to continue through to Q4 2013, at which time the first phase of leach pad 3 will be ready for the stacking of ore.

The first phase of the leach pad 3 construction progressed well in Q3 2013, despite the heavy rains, with the continuation of liner and solution collection installations.  As of the end of the quarter, 100% of the liner had been placed, and work continued on the installation of the solution collection system and placement of the overliner material.

Pan American Silver Corp.	11

•	Huaron Mine
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tonnes milled	207,237	180,672	583,569	509,588
Average silver grade – grams per tonne	162	158	160	162
Average zinc grade - %	2.76	2.41	2.60	2.56
Average silver recovery - %	81.4	80.0	81.8	81.5
Silver(1) – ounces	872,237	734,941	2,418,417	2,156,517
Gold – ounces	241	88	673	470
Zinc – tonnes	3,939	2,905	10,506	8,834
Lead – tonnes	1,519	810	4,357	3,600
Copper – tonnes	995	664	2,406	1,635

Payable ounces of silver	765,344	623,810	2,122,530	1,863,130

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$12.85	$19.88	$15.21	$16.03
Total cost per ounce net of by-products(1)	$16.90	$24.64	$19.24	$19.73

Capital Expenditures - thousands	$2,523	$7,362	$12,455	$12,126
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

In Q3 2013, Huaron produced 0.9 million ounces of silver, 19% ahead of the production level achieved in Q3 2012. Silver production increased with 15% higher throughput rates, modestly better silver grades, and improved recoveries.

Cash costs per ounce in Q3 2013 were $12.85, which were 35% lower than the $19.88 per ounce realized in Q3 2012. Operating costs benefited from the effects of mine mechanization over the past few years, sustained cost initiatives, and higher by-product credits from all by-product metals, which were driven by improvements in grades and recoveries, combined with higher throughput rates.

Capital expenditures during Q3 2013 totaled $2.5 million at the Huaron mine which included expenditures of surface infrastructure upgrades, tailings dam expansion, underground development, exploration and underground infrastructure upgrades.

Pan American Silver Corp.	12

•	Morococha Mine*
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tonnes milled	142,444	140,775	430,294	393,132
Average silver grade – grams per tonne	168	140	145	143
Average zinc grade - %	3.24	2.85	3.03	2.88
Average silver recovery - %	89.4	86.1	87.8	84.6
Silver(1) – ounces	675,068	543,842	1,754,086	1,531,966
Gold – ounces	535	608	1,744	2,146
Zinc – tonnes	3,807	3,198	10,851	8,836
Lead – tonnes	974	1,065	2,824	2,742
Copper – tonnes	515	324	1,375	1,036

Payable ounces of silver	582,385	461,685	1,505,550	1,303,843

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$15.89	$25.66	$19.59	$22.58
Total cost per ounce net of by-products(1)	$23.31	$32.36	$28.24	$28.94

Capital Expenditures - thousands	$3,387	$5,061	$15,829	$19,772
*	Production and cost figures are for Pan American’s 92.2% share only.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

The Morococha mine produced 0.7 million ounces of silver during Q3 2013, up 24% from the production achieved in the comparable 2012 period. The increase was primarily attributable to increased ore grades, as the benefits of investments made in mine development to access additional zones were realized. Recoveries also trended higher, benefiting from the higher head grades. The mine continues to focus on advancing development rates to access higher grade ore and allow for operational flexibility in future years.

Cash costs per ounce in Q3 2013 were $15.89, 38% lower than the $25.66 per ounce incurred a year earlier. Cash costs benefited primarily from the increased investments in mine mechanization over the past few years, higher silver production, higher zinc grades and zinc recoveries, and overall site operating cost reductions.

Capital expenditures during Q3 2013 totalled $3.4 million at the Morococha mine. The capital spending was primarily on long term mine development and related infrastructure, equipment repairs and replacements, and exploration drilling.

Pan American Silver Corp.	13

•	San Vicente Mine*
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tonnes milled	80,875	78,002	239,719	226,450
Average silver grade – grams per tonne	433	423	411	418
Average zinc grade - %	2.26	1.95	2.44	2.12
Average silver recovery - %	94.2	91.2	94.0	90.56
Silver(1) – ounces	1,061,478	967,521	2,973,638	2,754,993
Zinc – tonnes	1,403	1,068	4,613	3,623
Lead – tonnes	158	134	398	338

Payable ounces of silver	969,861	882,714	2,707,555	2,502,867

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$13.14	$18.59	$15.84	$18.59
Total cost per ounce net of by-products(1)	$15.61	$22.24	$18.40	$21.76

Capital Expenditures - thousands	$3,177	$747	$6,302	$2,243
*	Production and interest figures are for Pan American’s 95.0% share only.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the San Vicente mine in Q3 2013 was 1.1 million ounces, up 10% from the production achieved in the comparable 2012 period on account of increased silver grades, recoveries, and tonnes milled.

Cash costs at San Vicente were $13.14 per ounce, which was 29% lower than the comparable quarter last year. The operating costs at San Vicente declined sharply as cost initiatives, lower royalties and government distributions and higher by-product zinc production combined with improved silver production to yield significantly reduced cash costs per ounce.

Capital expenditures at San Vicente during Q3 2013 totalled $3.2 million and consisted mainly of $1.5 million on the tailings dam expansion, and the balance on underground infrastructure and exploration, equipment replacements and rebuilds and site infrastructure upgrades.

Pan American Silver Corp.	14

•	Manantial Espejo Mine
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tonnes milled	186,962	186,307	528,232	546,545
Average silver grade – grams per tonne	143	160	147	166
Average gold grade – grams per tonne	2.41	1.58	2.32	1.88
Average silver recovery - %	89.5	89.2	90.9	89.2
Average gold recovery - %	94.9	94.1	94.7	93.9
Silver – ounces	782,155	858,127	2,272,885	2,597,954
Gold – ounces	13,949	8,926	37,991	31,836

Payable ounces of silver	780,591	856,411	2,268,339	2,592,758

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$12.55	$21.61	$12.43	$15.27
Total cost per ounce net of by-products(1)	$26.74	$29.26	$23.76	$23.26

Capital Expenditures - thousands	$3,385	$6,800	$7,640	$11,581

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in Q3 2013 was 0.8 million ounces, down 9% from the same quarter last year due to mining of lower silver grades. Gold production at Manantial Espejo in Q3 2013 increased by 56% as higher grades and recoveries were realized.

Cash costs per ounce decreased to $12.55 in Q3 2013 from $21.61 in Q3 2012, a drop of 42%, primarily due to the higher gold credits combined with operating costs that declined by 15% as continued cost saving initiatives yielded positive results, while the effect of substantial local currency devaluation more than offset the continued strong local inflation rates during the quarter.

Capital expenditures at Manantial Espejo during Q3 2013 totalled $3.4 million and consisted mainly of $2.5 million for open pit mine prestripping, and the remainder for equipment rebuilds, underground mine development, and site infrastructure upgrades.

2013 Operating outlook

Consolidated silver production of 19.2 million ounces for the nine months ended September 30, 2013 was within management’s expected production rates and the Company is on track to achieve management’s full year forecast range of 25 to 26 million silver ounces as indicated in the December 31, 2012 MD&A.

Gold production at 41,553 ounces in Q3 2013 and 103,586 ounces in the first nine months of 2013 was also in line with that required to achieve annual production of between 125,000 and 135,000 ounces as indicated in the June 30, 2013 MD&A. Base metal production in the first nine months of 2013 was well ahead of management’s expectations. Based on the Company’s operating plans for the fourth quarter of 2013, management remains confident that full year production of silver, gold, zinc, lead and copper will be within guidance ranges provided in the 2012 Annual MD&A for silver and as revised in the Q2 2013 MD&A for all by-product metals.

Pan American Silver Corp.	15

Cash costs in the first nine months of 2013 of $11.25 per ounce continue to be below management’s forecast of $11.80 to $12.80 per ounce for the full year 2013, despite lower than expected by-product gold prices.  Management now expects full year cash costs per ounce to be below our guidance range, which was between $11.25 and $11.80 per ounce, as the benefits of our productivity improvements and continued cost control initiatives are achieved over the balance of the year. In our estimate of cash costs per silver ounce net of by-product credits, metal prices assumed for Q4 2013 are $1,300 per ounce of gold; and zinc, lead and copper, per tonne, at $1,850, $2,100, and $7,000, respectively.

Capital expenditures for 2013 are expected to come in near the $157 million forecast as disclosed in the Q2 2013 MD&A. However, the Company plans to accelerate certain leach pad construction capital in 2013, originally contemplated for 2014, which may result in modestly more capital spent in 2013 than forecast.

Overview of Q3 Financial Results

For the three and nine months ended September 30, 2013, the Company’s net income and cash flow from operations decreased from the comparable periods in 2012, primarily a reflection of the sharp decrease in precious metal prices in early Q2 2013. Revenues declined from the comparable periods in 2012 despite a significant increase in the quantities of precious metals sold, as seen in the table that follows.

	Quantities of Metal Sold		Realized Metal Prices		Quantities of Metal Sold		Realized Metal Prices
	Three months ended September 30,				Nine months ended September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
Silver – in ounces(1)	6,920,757	6,273,353	$20.52	$29.27	19,042,012	17,358,691	$24.31	$30.55
Gold – in ounces(1)	39,728	32,285	$1,319	$1,639	101,594	77,859	$1,443	$1,650
Zinc – in tonnes(2)	10,809	7,449	$1,862	$1,871	28,116	24,661	$1,907	$1,950
Lead – in tonnes(2)	3,385	2,473	$2,100	$1,924	9,627	9,302	$2,140	$2,019
Copper – in tonnes(2)	1,357	716	$7,146	$7,181	3,432	2,394	$7,377	$7,800

(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

The quantities of precious metals sold during the first nine-months of 2013 included nine months of Dolores’ sales were included as opposed to the comparable period of 2012 that only included six months of production from Dolores due to its acquisition at the end of Q1 2012. The disposition of the Quiruvilca mine on June 1, 2012 negatively impacted base metal quantities sold in 2013 when compared to 2012, however this factor was more than offset by increased production at the Company’s other polymetallic mines.

The following table sets out selected quarterly results for the past eleven quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below are volatility of metal prices realized, industry wide cost escalation, the effect of exchange rates on operating costs, the timing of metal sales, and mine portfolio acquisitions and divestitures. The fourth quarter of 2012 and the second quarter of 2013 also included impairment charges recorded against the carrying value of certain long life mining assets. Commencing with the second quarter of 2012, quarterly results include contributions from the Dolores mine acquired with the completion of the Minefinders acquisition on March 30, 2012 (further details related to the Minefinders transaction found in Note 3 of the unaudited condensed interim consolidated financial statements).

Pan American Silver Corp.	16

	Quarters Ended (unaudited)
2013	March 31	June 30	Sept 30

Revenue	$243,012	$175,576		$213,556
Mine operating earnings	$74,816	$3,814		$33,934
Attributable (loss) earnings for the period	$20,148	$(186,539)		$14,154
Adjusted attributable earnings (loss) for the period(2)(3)	$40,044	$(16,853)		$12,158
Basic (loss) earnings per share	$0.13	$(1.23)		$0.09
Diluted (loss) earnings per share	$0.10	$(1.23)		$0.09
Cash flow from operating activities	$32,251	$469		$40,730
Cash dividends paid per share	$0.125	$0.125		$0.125
Other financial information			$
Total assets	$3,349,178	$3,121,976		$3,087,711
Total long term financial liabilities	$116,770	$115,196		$112,953
Total attributable shareholders’ equity	$2,703,987	$2,497,272		$2,492,728

	Quarters Ended (unaudited)				Year Ended
2012	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(1)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(1)	$49,883	$36,920	$22,582	$(31,185)	$78,200
Adjusted attributable earnings for the period(1)(2)	$68,781	$8,108	$37,548	$54,110	$168,547
Basic earnings (loss) per share(1)	$0.47	$0.24	$0.15	$(0.20)	$0.56
Diluted earnings (loss) per share(1)	$0.47	$0.18	$0.15	$(0.25)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243

Pan American Silver Corp.	17

	Quarters Ended (unaudited)				Year Ended
2011	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$190,481	$231,866	$220,567	$212,361	$855,275
Mine operating earnings(1)	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted attributable earnings for the period(2)	$64,638	$76,093	$45,573	$64,362	$250,666
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share(4)	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total shareholders’ equity					$1,593,839

(1)	Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended September 30, December 31, 2012 and the year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation. This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012. Readers should refer to Note 3 of the unaudited condensed interim consolidated financial statements for full details of the recast results.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.
(3)	The adjusted attributable loss for the three months ended June 30, 2013 has been revised to $(16,853) from the amount previously presented of $(9,371). In Q2 2013, the Company added back $13.2 million of net realizable value of inventory write-downs ($7.5 million net of tax) applicable to certain dore and stockpiles. As the dore was sold in the normal course of business during Q3 2013 and a partial reversal of the stockpile was recognized in Q3 2013, the Company no longer presents this item as an adjusting item.
(4)	The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

The following graphs illustrate the key factors leading to the change in Adjusted Earnings between Q3 2012 and Q3 2013 and the nine months ended September 30, 2012 and September 30 2013, which are discussed in the section that follows.

Pan American Silver Corp.	18

•	Income Statement

Earnings for Q3 2013 were $14.2 million, compared to earnings of $22.6 million in Q3 2012, and basic earnings per share for Q3 2013 were $0.09 compared to $0.15 in Q3 2012. The lower earnings were driven primarily by lower mine operating earnings of $31.5 million (discussed below), partially offset by a decrease in exploration expense of $5.6 million, a decrease in income tax expense of $4.4 million, and a derivative gain of $1.3 million in the current quarter compared to a loss of $14.0 million in the comparable period of 2012. Hedging losses including foreign currency and commodity contracts amounted to $6.6 million in Q3 2013 versus $0.4 million in Q3 2012.

Adjusted Earnings in Q3 2013 were $12.2 million compared to adjusted earnings of $37.3 million in Q3 2012 (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for description of Adjusted Earnings and a detailed reconciliation to the consolidated financial statements). Adjusted Earnings per share for Q3 2013 were $0.08 compared to $0.25 in Q3 2012.

The net loss for the nine months of 2013 was $152.8 million, compared to earnings of $109.9 million for the comparable period of 2012, primarily impacted by a net impairment charge of goodwill and mineral property recorded in Q2 2013 of $184.1 million ($185.2 million pre-tax), with a net charge of $187.5 million ($188.6 million pre-tax) against the carrying value of the Dolores mine including goodwill, offset by a $3.4 million impairment recovery arising from the reclassification of certain non-core assets upon the termination of the Esperanza transaction that contemplated their disposal. In Q1 2013, the Company initially recorded a net impairment charge of $18.3 million upon testing for impairment of the non-core assets contemplated to be transferred to Esperanza. Further contributing to the net loss for the current nine months versus the nine months of 2012 were lower mine operating earnings and lower income taxes as discussed below.

Pan American Silver Corp.	19

Adjusted earnings were $34.8 million for the nine months of 2013 compared to $114.6 million in the comparable period of 2012 (please refer to the section, “Alternative Performance (Non-GAAP) Measures”, of this MD&A for description of Adjusted Earnings and a detailed reconciliation to the consolidated financial statements).

Revenue net of refining charges and other direct selling costs for Q3 2013 was $213.6 million, a 15% decrease from revenue in the comparable period of 2012 of $251.8 million. This decrease was driven by an $82.1 million negative price variance from lower metal prices realized, partially offset by a positive volume variance of $43.8 million from higher quantities of all metals sold.

Net revenues for the nine-month period ended September 30, 2013 of $632.1 million were 7% lower than for the comparable period of 2012 as the lower prices for all metals other than lead offset the higher quantities of metals sold. These factors led to a $155.2 million negative price variance and a $106.1 million positive volume variance with the volume variance being impacted due to the Company operating the Dolores mine for all nine months of 2013, but only six months in in the comparable period of 2012, since the acquisition effective the end of Q1 2012.

Mine operating earnings were $33.9 million in Q3 2013, a decrease from the $65.4 million generated in Q3 2012. The decrease in revenue noted above was partially offset by $7.3 million of lower cost of sales. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. Cost of sales includes production costs, depreciation and amortization, and royalties. Depreciation and amortization and smelting costs increased primarily as a result of the positive sales quantity variance while royalties were lower in the current quarter as a result of the negative price variance described above. Consolidated production costs were down 8% from the comparable period in 2012 despite selling higher quantities of metal, with production costs positively affected by cost control initiatives and productivity improvements, most notably at the Peruvian mines.

Mine operating earnings in the nine months of 2013 totaled $112.6 million, a decrease of 49% from the $218.9 million in 2012. This decrease was the result of similar factors to those described for Q3 2013: lower realized metal price and higher quantities of metal sold, which increased both the production costs and depreciation components of the cost of sales. Royalties were lower on account of lower metal prices.

Income taxes for Q3 2013 were $11.7 million, a $4.4 million decrease from the $16.1 million income tax provision recorded in Q3 2012, and were comprised of current and deferred income taxes. Similarly, in the first nine months of 2013, income taxes were $36.1 million compared to $73.5 million in the comparable period of 2012.

The decreases in the provision for income taxes were primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below, which result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the three and nine months ended September 30, 2013 and the comparable period of 2012 were the unrealized gains and losses on the Company’s derivatives, foreign income tax rate differentials, foreign mining and withholding taxes paid, foreign exchange and non-recognition of certain deferred tax assets. In addition, the Company recorded a non-cash impairment charge on non-current assets held for sale and recorded a write down of goodwill related to the Dolores mine that affected the nine month provision ended September 30, 2013. No tax benefit has been recognized for these write-downs. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	20

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
Income before taxes	25,921	38,689	(116,692)	183,341
Statutory tax rate	25.75%	25.00%	25.75%	25.00%
Income tax expense based on above rates	$6,675	$9,672	$(30,048)	$45,835
Increase (decrease) due to:
Non-deductible expenses	687	1,558	3,624	2,362
(Increase) decrease to estimated deductible expenses	-	(155)	-	2,938
Change in net deferred tax assets not recognized	1,124	1,349	2,498	6,806
Non-taxable unrealized gains on derivative financial instruments - derivatives	(344)	3,488	(3,983)	(2,489)
Foreign tax rate differences	89	1,798	(8,420)	12,436
Effect of other taxes paid (mining and withholding)	1,403	1,675	8,190	4,179
Change in net deferred tax assets not recognized for exploration expenses	451	1,293	1,736	2,987
Non- deductible foreign exchange loss (gain)	208	(3,937)	1,886	(3,117)
Impairment charges	-		59,938	-
Other	1,392	(660)	670	1,514
	$11,685	$16,081	$36,091	$73,451
Effective tax rate	45.08%	41.56%	(30.93)%	40.06%

●  Statement of Cash Flows

Cash flow from operations, generated $40.7 million in Q3 2013, a decrease from the $79.5 million generated in Q3 2012. The key causes of the decrease in cash flow from operations were lower mine operating margins and changes in working capital movements shifting from $16.9 million generated in Q3 2012, to $13.6 million used in Q3 2013, partially offset by lower tax paid in the current quarter by $16.1 million. Changes in non-cash working capital in Q3 2013 were comprised of an $11.1 million increase in accounts receivable due to normal course timing of collections of amounts due for metal sales, offset by reductions in inventory and prepaid expenses of $3.7 million, and a decrease of payables, accruals, and provisions of $6.2 million. During Q3 2012, normal course movements affected working capital such as the timing of receipts increased accounts receivable by $2.1 million while inventory draw downs and shipments generated cash flow of $5.5 million and the increase of payables, accruals and provisions was $11.3 million.

Net cash generated from operating activities was $73.5 million in the first nine months of 2013, down from the $111.7 million for the same period last year. Lower margins in the current period were offset by a $57.3 million decrease in tax payments. Changes in non-cash working capital used $23.0 million in 2013 and $8.9 million in the comparable period of 2012.

Pan American Silver Corp.	21

Investing activities used $50.9 million in Q3 2013, inclusive of net short-term investment purchases of $7.5 million and capital expenditures of $41.7 million. Capital expenditures by mine are previously described in the Operations Review section of this MD&A.

Investing activities generated $2.6 million in Q3 2012, primarily comprised of $41.8 million in capital expenditures at our operations offset by $43.9 million in short term investment liquidations.

Investing activities used $138.7 million in the nine months of 2013 comprised of $125.7 million of capital expenditures, $21.3 million net invested in short term investments, and $8.2 million received from the disposition of assets. In 2012, $101.5 million was generated as the $94.6 million of capital expenditures were more than offset by $107.5 million of net investment liquidations and net $86.5 million acquired with the Minefinders transaction. As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash and acquired $251.9 million of cash, for a net cash acquisition of $86.5 million.

Financing activities in Q3 2013 used $21.1 million and were comprised of $18.9 million in dividend payments and $1.8 million repayment of construction and equipment leases. In Q3 2012, $15.0 million of cash used in financing activities was primarily a result of $7.6 million in dividend payments, $7.5 million of share buy-backs and $2.3 million repayment of construction and equipment leases, offset by $2.6 million in proceeds from share issuances upon options exercise.

Financing cash flows used in the nine months of 2013 and 2012 were $73.0 million and $50.7 million, respectively. Similar factors dominated the financing cash flows in the comparative nine month periods but in different proportions, with the current period using $56.9 million in dividend payments (2012 - $17.3 million), $27.7 million for lease payments (2012 - $4.5 million), and $6.7 million of share buy-backs (2012 - $31.0 million). Offsetting the greater outflows in 2013 of these factors are the proceeds of a short term bank loan received by one of the Company’s subsidiaries for short term cash management and mitigating exposure to foreign exchange risk while in 2012 $2.7 million was received upon share issuances as a result of options being exercised.

Investments and Investment Income

At September 30, 2013, cash plus short-term investments were $421.0 million ($440.2 million at June 30, 2013), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the three and nine months ended September 30, 2013 totalled $0.8 million and $3.7 million (Q3 2012 - $1.2 million and $3.1 million, respectively) and consisted mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio. Interest and finance expense was $3.2 million (Q3 2012 - $1.3 million) and consisted of accretion of the Company’s closure liabilities and interest expense associated with leases and outstanding convertible notes. For the nine months of 2013 and 2012, interest and finance expense was $7.4 million and $4.4 million, respectively.

Pan American Silver Corp.	22

General and Administrative EXPENSE

General and administrative costs, including share based compensation, decreased by 15% in Q3 2013 to $3.9 million (Q2 2012 - $4.6 million) and by 11% to $14.4 million in the nine months of 2013 (2012 $16.2 million). This decrease was primarily a result of the Company’s ongoing cost cutting measures, aided by a slight weakening of the Canadian dollar against the US dollar.

During the three and nine months ended September 30, 2013, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.1 million and $0.3 million, respectively (2012 - $0.1 million, $0.3 million) for consulting services, charged to general and administrative costs.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Exploration and Project Development

The Company's exploration programs were reviewed and modified in response to lower metal prices starting in Q2 2013, resulting in a substantial reduction in exploration related activities. Exploration and project development expenses in Q3 2013 were $2.6 million compared to $8.2 million incurred in Q3 2012. The expenses recorded in 2013 primarily represented the exploration and project development expenses incurred in the vicinity of the Company’s existing mines and the holding costs associated with Navidad and the Company’s other projects. There were no significant developments that affected the status of the Navidad project in the current quarter.

Exploration expenses in the nine months of 2013 were $14.5 million compared to $26.3 million incurred in the comparable period of 2012.

Liquidity Position

The Company’s cash balance at September 30, 2013 was $207.6 million, which was a decrease of $30.4 million from the balance at June 30, 2013, while the balance of the Company’s short-term investments at September 30, 2013 was $213.4 million, an increase of $11.3 million from the prior quarter end. The decrease in liquidity in Q3 2013 resulted primarily from capital expenditures on property, plant and equipment of $41.7 million and the cash utilized for the payment of dividends of $18.9 million offset by the positive cash flow generated from operations of $40.7 million. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at September 30, 2013 was $699.3 million, a decrease of $1.8 million from the June 30, 2013 working capital of $701.1 million. Changes in the items that comprise working capital were affected by normal course timing of payments, collections and inventory changes.

Pan American Silver Corp.	23

The Company’s financial position at September 30, 2013 and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at September 30, 2013 was $2,492.7 million, a decrease of $4.6 million from June 30, 2013, with dividends paid offsetting net income. As at September 30, 2013, the Company had approximately 151.4 million common shares outstanding for a share capital balance of $2,294.2 million. The basic weighted average number of common shares outstanding was 151.4 million shares for the quarter ended September 30, 2013.

On August 29, 2012, the Company announced that the TSX accepted the Company’s notice of its intention to initiate a second normal course issuer bid to purchase up to 7,607,277 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on September 4, 2012 and continued until September 3, 2013. Under this second program, 1,092,900 shares were acquired, of which 1,012,900 were purchased and cancelled in 2013. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.   All common shares acquired by the Company under the share buy-back programs to date have been cancelled and purchases were funded out of Pan American’s working capital. Pan American is not obligated to make any purchases under these programs.

Pan American maintained the share buy-back program because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represented an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

The Company’s previously filed notice of its intention to make a normal course issuer bid can be obtained from the Corporate Secretary of Pan American without charge.

As at September 30, 2013, the Company had approximately 1.1 million stock options outstanding, with exercise prices in the range of CAD $12.70 and CAD $40.22 (weighted average exercise price of $23.37), and a weighted average life of 46 months, including replacement options issued to holders of Minefinders options. Approximately 0.7 million of the stock options were vested and exercisable at September 30, 2013 with an average weighted exercise price of CAD $24.50 per share. Additionally, the Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.

Pan American Silver Corp.	24

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at November 13, 2013
Common shares	151,410,712
Warrants	7,814,605
Options	1,101,317
Total	160,326,634

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. At September 30, 2013, the Company had 600 tonnes of lead and 3,000 tonnes of zinc under contract with a mark-to-market valuation of $NIL million and $0.3 million, respectively, settling monthly between October and December of 2013. At the date of this MD&A, these positions had an insignificant change in the mark-to-market valuation since September 30, 2013.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD. At September 30, 2013, the Company had a foreign currency contract position with a nominal value of $1.0 million of Peruvian nuevo soles (“PEN”) settling in October 2013 at a PEN/USD exchange rate of 2.62. This position had a negative mark-to-market valuation of $0.1 million, and at the date of this MD&A, had been closed out. The Company also held cash and short term investments of $163.1 million in CAD and $28.9 million in Mexican pesos at the balance sheet date. Additionally, in Q2 2013, the Company entered into a short term bank loan in Argentina with proceeds of $18.6 million denominated in Argentine pesos for the purposes of short term cash management and to partially offset foreign exchange exposure risk of holding local currency denominated financial assets.

In response to the sharp decline in silver and gold prices in the quarter-ended June 30, 2013, the Company evaluated its alternatives to mitigate the financial risk of further price declines.  The Company decided it was appropriate to protect a portion of its precious metal production associated with its higher cost Peruvian and Argentine operations against the potential of further price erosion. As such, during July 2013, the Company adopted a program to enter into forward contracts of up to 1 year for up to 25% of its silver and gold production, contracting for the sale of 5.3 million ounces of silver and 24,000 ounces of gold.

Pan American Silver Corp.	25

On September 10, 2013, the Company decided to accelerate the closing out of its outstanding silver and gold hedges after a re-evaluation of the financial risk of further price declines. At September 30, 2013, approximately 2 million ounces of silver and 1,100 ounces of gold remained, which had an unrealized mark-to-market loss of $2.1 million at average prices of $20.66 and $1,340 per ounce, respectively. The total realized loss recognized from closing the Company’s silver and gold hedges in Q3 2013 was $4.2 million. At the date of this MD&A, 0.3 million ounces of silver remained unsettled, which the Company expects to satisfy by physical delivery of silver during November 2013.

In aggregate, the Company recorded a net loss on its forward contracts and commodity and foreign currency contracts of $6.6 million in the current quarter, compared to a loss of $0.4 million in Q3 2012 (nine months ended September 30, 2013, loss of $5.6 million and a gain of $0.1 million in the comparable period of 2012).

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at September 30, 2013 a risk free interest rate of 1.1%, expected stock price volatility of 58.1%, expected life of 1.19 years (expiry in December 2014), expected dividend yield of 4.6%, a quoted market price of the Company’s shares on the TSX of $10.88, an exchange rate of 1 CAD to USD of 0.97, and an exercise price of CAD $35 per share. The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and results in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2013 were expected stock price volatility of 54.5%, expected life of 2.2 years, and expected dividend yield of 4.86%.

During the quarters ended September 30, 2013 and 2012, the Company recorded a gain and a loss on the revaluation of the above two derivatives of $1.3 million and $14.0 million, respectively. For the comparable nine month periods of 2013 and 2012, gains of $15.5 million and $10.0 million, respectively, were recorded.

Pan American Silver Corp.	26

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any material off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements and the related notes.

The Company had the following contractual obligations at September 30, 2013:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$12,814	$5,609	$5,119	$2,086	$-
Current liabilities	130,162	130,162	-	-	-
Loan obligation (Note 14)	17,322	17,322	-	-	-
Severance accrual	4,433	1,355	405	1,883	790
Employee compensation plan(3)	3,258	3,258	-	-	-
Restricted share units (“RSUs”)(3)	1,704	852	852	-	-
Convertible notes (4)	40,312	1,631	38,681	-	-
Total contractual obligations(5)	$210,005	$160,189	$45,057	$3,969	790

(1)	Includes lease obligations in the amount of $12.5 million (December 31, 2012 - $39.7 million) with a net present value of $11.7 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of $0.3 million (December 31, 2012 - $0.4 million); both discussed further in Note 16 to the unaudited condensed interim consolidated financial statements.
(2)	Includes all current liabilities as per the statement of financial position in the interim financial statements as at September 30, 2013 less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

Total current liabilities per Statements of Financial Position as at September 30, 2013	$157,084
Add:
Future interest component of:
- Finance lease	744
- Convertible note	1,631
Future commitments less portion accrued for:
- Restricted share units	263
- Contribution plan	467
Total contractual obligations within one year	$160,189

(3)	Includes a retention plan obligation in the amount of $7.7 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2012 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 to the unaudited condensed interim consolidated financial statements for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition, and deferred tax liabilities.

Pan American Silver Corp.	27

Alternative Performance (non-gaap) Measures

•	Cash and Total Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. For the three months ended September 30, 2013, sales of silver contributed approximately 61% of our total revenues while by-products were responsible for the remaining 39%.  We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Cash and Total Cost per Ounce Reconciliation (in thousands of US dollars)		Three Months ended September 30		Nine Months ended September 30
		2013	2012	2013	2012
Production Costs		$129,959	$141,977	$394,390	$358,509
Add / (Subtract)
Royalties		7,669	14,161	20,889	29,384
Smelting, refining & transportation charges		19,300	16,254	56,935	49,353
Worker's participation & voluntary payments		(93)	118	(536)	(1,166)
Change in inventories		(5,664)	(16,595)	(4,674)	(134)
Other		(3,868)	1,099	(6,719)	(3,955)
Non-controlling interest(2)		(1,459)	(1,869)	(4,760)	(4,947)
Metal inventory reversal (write-down)		8,672	-	(4,557)	-
Cash Operating Costs before by-product credits		154,515	155,146	450,969	427,044
Less gold credit		(54,335)	(46,112)	(147,327)	(129,476)
Less zinc credit		(16,978)	(13,891)	(51,090)	(47,097)
Less lead credit		(6,626)	(5,178)	(20,668)	(18,646)
Less copper credit		(10,576)	(7,546)	(27,487)	(23,164)
Cash Operating Costs net of by-product credits	A	66,001	82,420	204,397	208,661
Add / (Subtract)
Depreciation and amortization		41,995	30,265	104,301	74,512
Closure and decommissioning provision		758	700	2,273	2,344
Change in inventories		(1,100)	3,983	4,926	11,529
Other		(248)	284	(723)	(746)
Non-controlling interest(2)		(493)	(403)	(1,470)	(1,120)
Total Production Costs net of by-product credits(1)	B	106,913	117,249	313,704	295,180

Payable Silver Production (oz.)	C	6,345,553	5,942,625	18,165,371	17,187,839

Total Cash Costs per ounce net of by-product credits	(A*$1000)/C	$10.40	$13.87	$11.25	$12.14
Total Production Costs per ounce net of by-product credits	(B*$1000)/C	$16.85	$19.73	$17.27	$17.17

(1)	Figures in this table and in the associated tables below may not add due to rounding.

(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

Pan American Silver Corp.	28

	Three months ended September 30, 2013
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits(2)	A	$14,495	$14,624	$34,344	$25,687	$20,928	$15,035	$28,292	$153,406
Less gold credit	b1	$(620)	$(6,072)	$(28,676)	$-	$(438)	$-	$(18,493)	$(54,298)
Less zinc credit	b2	$(2,163)	$-	$-	$(6,118)	$(5,911)	$(2,170)	$-	$(16,362)
Less lead credit	b3	$(1,413)	$-	$-	$(3,005)	$(1,921)	$(118)	$-	$(6,457)
Less copper credit	b4	$-	$(157)	$-	$(6,727)	$(3,403)	$-	$-	$(10,287)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(4,196)	$(6,228)	$(28,676)	$(15,850)	$(11,673)	$(2,288)	$(18,493)	$(87,404)
Cash Costs net of by-product credits	C=(A+B)	$10,299	$8,396	$5,668	$9,837	$9,256	$12,747	$9,799	$66,002
Depreciation, amortization & reclamation	D	$1,868	$4,567	$13,590	$3,098	$4,322	$2,394	$11,073	$40,912
Total production costs net of by-product credits	E=(C+D)	$12,168	$12,963	$19,258	$12,936	$13,577	$15,141	$20,872	$106,914

Payable ounces of silver	F	1,010,525	1,242,774	994,072	765,344	582,385	969,861	780,591	6,345,553

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$10.19	$6.76	$5.70	$12.85	$15.89	$13.14	$12.55	$10.40
Total production cost per ounce net of by-products	=E *1000/F	$12.04	$10.43	$19.37	$16.90	$23.31	$15.61	$26.74	$16.85

	Nine months ended September 30, 2013
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits(2)	A	$46,393	$43,820	$84,719	$74,643	$63,711	$51,007	$83,347	$447,640
Less gold credit	b1	$(2,204)	$(16,668)	$(71,295)	$(92)	$(1,758)	$-	$(55,160)	$(147,177)
Less zinc credit	b2	$(7,895)	$-	$-	$(16,690)	$(17,291)	$(7,362)	$-	$(49,236)
Less lead credit	b3	$(4,908)	$-	$-	$(8,779)	$(5,703)	$(756)	$-	$(20,144)
Less copper credit	b4	$-	$(432)	$-	$(16,789)	$(9,464)	$-	$-	$(26,684)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(15,006)	$(17,099)	$(71,295)	$(42,349)	$(34,216)	$(8,117)	$(55,160)	$(243,243)
Cash Costs net of by-product credits	C=(A+B)	$31,387	$26,721	$13,424	$32,294	$29,496	$42,890	$28,187	$204,397
Depreciation, amortization & reclamation	D	$5,765	$14,137	$35,189	$8,536	$13,026	$6,942	$25,712	$109,307
Total production costs net of by-product credits	E=(C+D)	$37,152	$40,857	$48,613	$40,830	$42,522	$49,831	$53,899	$313,704

Payable ounces of silver	F	3,173,453	3,814,314	2,573,629	2,122,530	1,505,550	2,707,555	2,268,339	18,165,371

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$9.89	$7.01	$5.22	$15.21	$19.59	$15.84	$12.43	$11.25
Total production cost per ounce net of by-products	=E *1000/F	$11.71	$10.71	$18.89	$19.24	$28.24	$18.40	$23.76	$17.27

Pan American Silver Corp.	29

	Three months ended September 30, 2012
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits(2)	A	$14,797	$14,733	$27,727	$23,271	$22,018	$18,425	$33,205	$154,177
Less gold credit	b1	$(922)	$(7,197)	$(22,404)	$(26)	$(796)	$-	$(14,699)	$(46,044)
Less zinc credit	b2	$(2,137)	$-	$-	$(4,495)	$(5,049)	$(1,693)	$-	$(13,374)
Less lead credit	b3	$(1,215)	$-	$-	$(1,471)	$(1,988)	$(319)	$-	$(4,992)
Less copper credit	b4	$-	$(131)	$-	$(4,877)	$(2,340)	$-	$-	$(7,347)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(4,275)	$(7,328)	$(22,404)	$(10,868)	$(10,173)	$(2,012)	$(14,699)	$(71,757)
Cash Costs net of by-product credits	C=(A+B)	$10,523	$7,405	$5,323	$12,402	$11,846	$16,414	$18,506	$82,420
Depreciation, amortization & reclamation	D	$1,471	$3,762	$13,762	$2,967	$3,094	$3,221	$6,552	$34,829
Total production costs net of by-product credits	E=(C+D)	$11,994	$11,167	$19,085	$15,369	$14,940	$19,635	$25,058	$117,249

Payable ounces of silver	F	1,059,895	1,261,298	796,813	623,810	461,685	882,714	856,411	5,942,625

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$9.93	$5.87	$6.68	$19.88	$25.66	$18.59	$21.61	$13.87
Total production cost per ounce net of by-products	=E *1000/F	$11.32	$8.85	$23.95	$24.64	$32.36	$22.24	$29.26	$19.73

	Nine months ended September 30, 2012
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits(2)	A	$42,308	$42,168	$54,193	$63,429	$59,494	$53,301	$92,026	$424,139
Less gold credit	b1	$(4,177)	$(21,999)	$(46,974)	$(177)	$(2,918)	$-	$(52,434)	$(129,229)
Less zinc credit	b2	$(6,763)	$-	$-	$(14,260)	$(14,233)	$(5,931)	$-	$(45,578)
Less lead credit	b3	$(3,825)	$-	$-	$(6,879)	$(5,179)	$(831)	$-	$(18,163)
Less copper credit	b4	$-	$(436)	$-	$(12,250)	$(7,726)	$-	$-	$(22,508)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(14,766)	$(22,435)	$(46,974)	$(33,566)	$(30,055)	$(6,763)	$(52,434)	$(215,477)
Cash Costs net of by-product credits	C=(A+B)	$27,542	$19,733	$7,219	$29,864	$29,440	$46,539	$39,592	$208,661
Depreciation, amortization & reclamation	D	$4,079	$10,923	$27,416	$6,904	$8,290	$7,925	$20,711	$86,519
Total production costs net of by-product credits	E=(C+D)	$31,621	$30,657	$34,635	$36,767	$37,730	$54,464	$60,303	$295,180

Payable ounces of silver	F	3,171,949	3,794,507	1,718,431	1,863,130	1,303,843	2,502,867	2,592,758	17,187,839

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$8.68	$5.20	$4.20	$16.03	$22.58	$18.59	$15.27	$12.14
Total production cost per ounce net of by-products	=E *1000/F	$9.97	$8.08	$20.15	$19.73	$28.94	$21.76	$23.26	$17.17

Pan American Silver Corp.	30

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Please see the Overview of Q3 2013 section of this MD&A for a reconciliation of this measure to our financial statement items.

•	All-In Sustaining Costs per Silver Ounce Sold

As discussed and presented in the section “Q3 Operating Performance”, the Company has adopted the reporting of All-In Sustaining Costs per Silver Ounce sold as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations.

•	Sustaining Capital

As part of the All-In Sustaining Costs per Silver Ounce sold measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital from which benefits will flow to future ounces. For the periods under review, the below noted items associated with the Morococha relocation project, Navidad project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended Sept. 30,		Nine months ended Sept. 30,
(in thousands of USD)	2013	2012	2013	2012
Payments for mineral property, plant and equipment(1)	$42,051	$41,821	$128,549	$94,646
Add/(Subtract)
Morococha relocation project capital	$-	$523	$-	$5,552
Navidad project capital	$41	$1,472	$157	$9,503
Dolores mine leach pads capital	$10,567	$5,819	$36,115	$9,919
Dolores expansion projects capital	$1,820	$-	$3,099	$98
Other non-operating capital	$80	$169	$234	$764
Sustaining Capital	$29,543	$33,808	$88,944	$68,810

(1)	As presented on the unaudited condensed interim consolidated Segmented Information Note #22.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks; and risks related to its relations with employees. These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2012.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent in Pan American’s business.

Pan American Silver Corp.	31

•	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. In Q2 2013, market prices of gold and silver declined significantly and were below levels used in the Company’s impairment testing and reserve prices. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring the Company to perform an impairment assessment on related assets. The Company further discusses key assumptions used in measuring the recoverable amounts of its mining assets and sensitivity of the recoverable amounts to metal prices as well as operating costs in Note 9 of the unaudited condensed interim consolidated financial statements. Due to the sensitivity of the recoverable amounts to long term metal prices as well as unforeseen factors including changes to mine plans and cost escalations, any significant change in the key assumptions and inputs could result in impairment charges in future periods.

•	Foreign Jurisdiction Risk

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

Pan American Silver Corp.	32

The Company’s Mexican operations Alamo Dorado and La Colorada suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2012 or for the three and nine months ended September 30, 2013. During the balance of 2013, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

In 2013, the Mexican government introduced proposals for various 2014 tax reforms. Amongst other changes, the bill proposes a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was forecast to be reduced to 28% by 2015. The senate has approved the bill as of the date of this MD&A and although the law requires final presidential approval before being enacted January 1, 2014, the Company considers these changes substantively enacted as of the date of this MD&A and as such these developments are further described in the section Subsequent Events. The Company continues to monitor progress of these proposals and evaluate their effects on our future cash flows and future earnings, although for the quarter ended September 30, 2013, the changes have been included in the sensitivity analysis for the Dolores mine and did not result in significant changes to its net recoverable amounts or those of the Company’s other Mexican mining assets.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest.

There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

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On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past two years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax. As at September 30, 2013, the Company has estimated that the annual tax impact for the first year of this new law would be $2.7 million.

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In Bolivia in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempts to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

SIGNIFICANT Judgements AND KEY SOURCES OF ESTIMATION UNCERTAINTY In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

During Q3 2013, estimates and judgments related to mineral property impairment testing were updated as discussed in this MD&A related to the current period impairment charges, in section “Overview of Q3 Financial Results”. Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2012, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013:

IFRS 10 Consolidated Financial Statements: The adoption of IFRS 10 did not have a significant impact on the Company’s consolidated financial statements.

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IFRS 11 Joint Arrangements: The adoption of IFRS 11 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities: The adoption of IFRS 12 will require additional disclosures at year end that did not impact the Company’s interim consolidated financial statements.

IFRS 13 Fair Value Measurement: The adoption of IFRS 13 requires additional disclosures relating to the measurement of fair values that the Company has now included in Note 6.

IAS 1 Presentation of Financial Statements: The adoption of IAS 1 requires additional disclosures relating to the measurement of fair values that did not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment: The adoption of IAS 19 amendment did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine: The Company’s policy on capitalization of stripping costs was already consistent with IFRIC 20, so the adoption of IFRIC 20 had no impact on the Company’s consolidated financial statements.

Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation.

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event. IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.

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Subsequent events

On October 18, 2013, the Mexican House of Representative passed a bill that proposed several tax changes that increase the effective tax rate applicable to the Company’s Mexican operations: As of November 1, 2013, the bill was passed in the Mexican Senate and upon receiving final presidential approval, is slated to take effect on January 1, 2014. The bill has substantively enacted the following changes:

(i)	Elimination of the proposed income tax rate reduction from 30% to 29% in 2014 and to 28% in 2015 by making the permanent tax rate 30%.

(ii)	A deductible mining duty of 7.5% applicable to earnings before income tax, depreciation, amortization, depletion, interest, and annual inflation adjustment. Exploration costs can be deducted from the taxable base on an as incurred basis.

(iii)	A deductible extraordinary mining duty of 0.5% applicable to the gross sales of gold, silver, and platinum.

(iv)	Elimination of accelerated depreciation on fixed assets.

(v)	Elimination of immediate deduction of exploration costs; in current income tax calculation these costs will now be amortized at 10% per year.

In addition to the charges above, the bill proposes a 10% withholding tax on dividends paid to non-resident shareholders (subject to tax treaty reduction). The Company is evaluating the impact of the bill, and expects it could have a material impact on deferred tax liabilities in the fourth quarter.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, RECENT AMENDMENTS TO THE LABOUR AND TAX LAWS IN MEXICO WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES, and new taxation laws recently enacted in the Province of Santa cruz, argentina, which could have significant effects on the company’s manantial espejo mine operation; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA, AND THEIR EFFECTS ON OUR BUSINESS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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